June 9, 2015

VIA EDGAR

Kenneth Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse Funds
File Nos. 811-09054, 811-21589, 811-07261, 811-08777 and 811-05012
Forms N-CSR

Dear Mr. Ellington:

This letter responds to a comment on the N-CSR filings for Credit Suisse Opportunity Funds for the fiscal year ended October 31, 2014, Credit Suisse Commodity Strategy Funds for the fiscal year ended October 31, 2014, Credit Suisse Trust for the fiscal year ended December 31, 2014, Credit Suisse High Yield Bond Fund for the fiscal year ended October 31, 2014 and Credit Suisse Asset Management Income Fund, Inc. for the fiscal year ended December 31, 2014 that you provided in a telephone conversation with the undersigned and Elliot J. Gluck of Willkie Farr and Gallagher LLP on May 15, 2015 and subsequent follow-up conversation with the undersigned and Rocco DelGuercio and Bruce Rosenberg of Credit Suisse Asset Management, LLC on May 26, 2015.  The filings contained the Annual Report for each of the respective Registrants or series of the respective Registrants, as applicable.

For your convenience, the substance of your comments have been restated below in italicized text.  The Registrants’ response to each comment is set out immediately under the restated comment.

Comment No. 1:                                                         In the Forms N-Q for each of the Registrants, please disclose the cost, net unrealized gains/losses and total unrealized gains/losses on a tax basis.  See Regulation S-X, 12-12, footnote 8.

Response: In the Forms N-Q going forward, each of the Registrants will disclose the cost, net unrealized gains/losses and total unrealized gains/losses on a tax basis.

Comment No. 2:                                                         In the hypothetical 5% return example included in each open-end fund’s annual report, please disclose in a footnote the actual numbers of days in the most recent six month period and the actual number of days in most recent 12 month period.  See Item 27(d)(1) of Form N-1A.

Response: Each open-end fund will disclose in a footnote the actual numbers of days in the most recent six month period in the case of a semi-annual report, and the actual number of days in the most recent 12 month period in the case of an annual report.

Comment No. 3:                                                         In the Schedule of Investments for each fund, please disclose the financing/interest rate to be received or paid for each swap agreement.  See Regulation S-X, 12-13.

Response: Each fund will disclose the financing/interest rate to be received or paid for each swap agreement as follows:  “[number of months] month T-Bill Rate plus a negotiated dealer rate.”

Comment No. 4:                                                         In Note 2 of the Notes to Financial Statements for Credit Suisse Floating Rate High Income Fund, please explain why the fund did not include a chart with quantitative information detailing significant unobservable inputs for Level 3 investments.  See FASV Topic 820-10-50-2.

Response: The Credit Suisse Floating Rate High Income Fund did not include a chart with quantitative information detailing significant observable inputs for Level 3 investments because the amount of such investments was small and not considered material in terms of the overall assets of the Fund.

Comment No. 5:                                                         Page 26 of the Annual Report of Credit Suisse Strategic Income Fund discloses an investment of bank loans that were transferred to Level 3, but page 27 states that there were no transfers.  Please reconcile this discrepancy and disclose reasons for any transfers.

Response: Page 27 of the Credit Suisse Strategic Income Fund’s Annual Report incorrectly noted that the Fund had no transfers from Level 2 to Level 3 as of October 31, 2014 when in fact there was a transfer from Level 2 to Level 3 as indicated on page 26. The correct disclosure should have read as follows: “There were $595,807 in investments transferred from Level 2 to Level 3 due to a lack of observable market data as a result of a decrease of market activity.”

Comment No. 6:                                                         For each of Credit Suisse Asset Management Income Fund, Inc. and Credit Suisse High Yield Bond Fund, please include a statement that additional information regarding the Directors/Trustees is available in the Statement of Additional Information.  See Item 24(4)(f) of Form N-2.

Response: The Credit Suisse Asset Management Income Fund and the Credit Suisse High Yield Bond Fund will include a statement regarding the availability of additional information in the Funds’

Statement of Additional Information with respect to Directors/Trustees in upcoming reports.

Comment No. 7:                                                         Each of the Credit Suisse Commodity Return Strategy Fund and the Credit Suisse Commodity ACCESS Strategy Fund includes expenses of its wholly owned subsidiary in the “Other Expenses” line item of the fee table in its Prospectus.  Please include the management fee of the wholly owned subsidiary, if any, in the management fee line item of the fee table.

Response: The respective wholly-owned subsidiaries of Credit Suisse Commodity Return Strategy Fund and Credit Suisse Commodity ACCESS Strategy Fund do not pay management fees.

Should you have any questions concerning the above, please call the undersigned at (212) 538-7035.

Sincerely,

/s/ Lou Anne McInnis, Esq., Credit Suisse Asset Management, LLC

Lou Anne McInnis, Esq., Credit Suisse Asset Management, LLC

cc:                                Rocco DelGuercio, Credit Suisse Asset Management, LLC

Rose DiMartino, Esq., Willkie Farr & Gallagher LLP

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

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